UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)

(Amendment No. 9)*

Skechers U.S.A., Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

830566 10 5

(CUSIP Number)

Ted Weitzman

Associate General Counsel

Skechers U.S.A., Inc.

228 Manhattan Beach Blvd.

Manhattan Beach, California 90266

(310) 318-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

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1	NAME OF REPORTING PERSONS Gil Schwartzberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,773,044 (SEE ITEM 5)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,773,044 (SEE ITEM 5)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,773,044
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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This Amendment No. 9 (this “Amendment”) amends the Statement on Schedule 13D that was filed with the Securities and Exchange Commission on September 21, 2009 (the “Schedule 13D”) by the Robert Y. Greenberg 2009 Annuity GRAT (the “RYG 2009 GRAT”), the M. Susan Greenberg Annuity Trust (the “MSG 2009 GRAT”), and Gil Schwartzberg, who is sole trustee of the RYG 2009 GRAT and the MSG 2009 GRAT.

Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement the existing items in the Schedule 13D, as previously amended. Capitalized terms used in this Amendment and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D, as previously amended.

Item 1. Security and Issuer

Item 2. Identity and Background

Item 3. Source and Amount of Funds or Other Consideration

On March 6, 2013, 264,496 shares of Class B Common Stock, par value $0.001 per share (“Class B Common Stock”), of the Issuer were distributed from the RYG 2012 GRAT to the Greenberg Family Trust, of which Robert Greenberg and M. Susan Greenberg are co-trustees (the “Greenberg Family Trust”), and 264,496 shares of Class B Common Stock of the Issuer were distributed from the MSG 2012 GRAT to the Greenberg Family Trust (collectively, the “Distributions”).

Item 4. Purpose of Transaction

The Distributions were made to the Greenberg Family Trust for estate planning purposes under the terms of the RYG 2012 GRAT and the MSG 2012 GRAT. No consideration was paid by the Greenberg Family Trust for the Distributions.

Except as set forth in this Statement, the Reporting Person currently does not have any plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to change his plan at any time, as he deems appropriate, and accordingly the Reporting Person may acquire additional shares of Class B Common Stock in private transactions or additional shares of Class A Common Stock in open market transactions, in each case for investment purposes, and may dispose of shares of Class B Common Stock in private or open market transactions or shares of Class A Common Stock (or Class B Common Stock, after conversion into Class A Common Stock) in private or open market transactions or otherwise. Any decision by the Reporting Person either to purchase additional shares of Class A Common Stock or Class B Common Stock or to dispose of any such shares will take into account various factors, including general economic and stock market considerations.

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Item 5. Interest in Securities of the Issuer

(a) The responses of the Reporting Person to Rows (11) through (13) of the cover page of this Amendment to the Schedule 13D are incorporated herein by reference. As of March 6, 2013, the Reporting Person beneficially owned 2,773,044 shares of Class A Common Stock as follows: (i) 651,018 shares of Class A Common Stock via his indirect holding of the same number of shares of Class B Common Stock as sole trustee of the RYG 2011 GRAT, (ii) 651,018 shares of Class A Common Stock via his indirect holding of the same number of shares of Class B Common Stock as sole trustee of the MSG 2011 GRAT, (iii) 735,504 shares of Class A Common Stock via his indirect holding of the same number of shares of Class B Common Stock as sole trustee of the RYG 2012 GRAT and (iv) 735,504 shares of Class A Common Stock via his indirect holding of the same number of shares of Class B Common Stock as sole trustee of the MSG 2012 GRAT.

The Reporting Person beneficially owns 6.6% of the Class A Common Stock, which is based on 39,320,598 shares of Class A Common Stock outstanding as of March 6, 2013 and 2,773,044 shares of Class B Common Stock beneficially owned by the Reporting Person that may be converted at any time into shares of Class A Common Stock. The Reporting Person beneficially owns 24.6% of the Class B Common Stock which is based on 11,257,854 shares of Class B Common Stock outstanding as March 6, 2013. The Reporting Person beneficially owns 5.5% of the aggregate amount of Class A and Class B Common Stock outstanding as March 6, 2013. Each share of Class B Common Stock is entitled to 10 votes and each share of Class A Common Stock is entitled to one vote. Based on the aggregate amount of Class A and Class B Common Stock outstanding as of March 6, 2013, the Reporting Person beneficially owns 18.3% of the combined voting power of the Issuer’s capital stock. The Reporting Person disclaims beneficial ownership of the 2,773,044 shares of Class B Common Stock except to the extent of his pecuniary interest therein, and this schedule shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b) The responses of the Reporting Person to Rows (7) through (10) of the cover pages of the Amendment to this Schedule 13D and Item 5 (a) hereof are incorporated herein by reference. The Reporting Person, as sole trustee of the RYG 2011 GRAT, the MSG 2011 GRAT, the RYG 2012 GRAT and the MSG 2012 GRAT has sole voting and dispositive power with respect to the 651,018 shares of Class B Common Stock held by the RYG 2011 GRAT, the 651,018 shares of Class B Common Stock held by the MSG 2011 GRAT, the 735,504 shares of Class B Common Stock held by the RYG 2012 GRAT and the 735,504 shares of Class B Common Stock held by the MSG 2012 GRAT.

(c) The Reporting Person, as the sole trustee of the RYG 2011 GRAT, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 651,018 shares of Class B Common Stock held by the RYG 2011 GRAT. Certain other beneficiaries of the RYG 2011 GRAT, are entitled to certain distributions of the RYG 2011 GRAT’s property, which may include the Class B Common Stock owned by the RYG 2011 GRAT or dividends therefrom or the proceeds of the sale thereof.

The Reporting Person, as the sole trustee of the MSG 2011 GRAT, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 735,504 shares of Class B Common Stock held by the MSG 2011 GRAT. Certain other beneficiaries of the MSG 2011 GRAT, are entitled to certain distributions of the MSG 2011 GRAT’s property, which may include the Class B Common Stock owned by the MSG 2011 GRAT or dividends therefrom or the proceeds of the sale thereof.

The Reporting Person, as the sole trustee of the RYG 2012 GRAT, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 735,504 shares of Class B Common Stock held by the RYG 2012 GRAT. Certain other beneficiaries of the RYG 2012 GRAT, are entitled to certain distributions of the RYG 2012 GRAT’s property, which may include the Class B Common Stock owned by the RYG 2012 GRAT or dividends therefrom or the proceeds of the sale thereof.

The Reporting Person, as the sole trustee of the MSG 2012 GRAT, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 730,817 shares of Class B Common Stock held by the MSG 2012 GRAT. Certain other beneficiaries of the MSG 2012 GRAT, are entitled to certain distributions of the MSG 2012 GRAT’s property, which may include the Class B Common Stock owned by the MSG 2012 GRAT or dividends therefrom or the proceeds of the sale thereof.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2013

/s/ Gil Schwartzberg

Gil Schwartzberg

ATTENTION: Intentional misstatements or omissions of fact constitute

Federal criminal violations (see 18 U.S.C. 1001).